UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number 001-04192

MFC Bancorp Ltd.

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

REPORT OF ACQUISITION

1.	Name and Address of offeror:

MFC Bancorp Ltd. (the “Company”)

Dina House, 8th Floor

Ruttonjee Centre

11 Duddell Street

Central, Hong Kong SAR

China

2.

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

The Company has been issued 1,426,767 common shares of Sasamat Capital Corporation (“Sasamat”), representing approximately 18.2% of the outstanding common shares of Sasamat.

3.

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

After the issuance of the 1,426,767 common shares of Sasamat to the Company, the Company owns 1,426,827 common shares of Sasamat; Sutton Park International Ltd., a wholly-owned subsidiary of the Company, owns 1,245,000 common shares of Sasamat; and 32565 Yukon Inc., a wholly-owned subsidiary of the Company, owns 1,286,142 common shares of Sasamat. After the issuance of the 1,426,767 common shares of Sasamat to the Company, the Company controls in total, directly and indirectly, 3,957,969 common shares of Sasamat, representing approximately 50.5% of the outstanding common shares of Sasamat.

4.	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:
(a)	the offeror, either alone or together with any joint actors, has ownership and control:

The Company owns 1,426,827 common shares of Sasamat, representing 18.2% of the outstanding common shares of Sasamat; Sutton Park International Ltd., a wholly-owned subsidiary of the Company, owns 1,245,000 common shares of Sasamat representing approximately 15.9% of the outstanding common shares of Sasamat; and 32565 Yukon Inc., a wholly-owned subsidiary of the Company, owns 1,286,142 common shares of Sasamat, representing approximately 16.4% of the outstanding common shares of Sasamat.

(b)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not applicable.

(c)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.	The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The 1,426,767 common shares of Sasamat were issued to the Company pursuant to an agreement in a private transaction. See item 7 below.

6.

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that give rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Company was issued the 1,426,767 common shares of Sasamat for investment purposes. The Company may from time to time acquire additional common shares of Sasamat, dispose of some or all of the common shares of Sasamat held or continue to hold the common shares of Sasamat. See item 7 below.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Pursuant to the Revolving Loan Agreement (the “Agreement”) dated August 9, 2005 between Sasamat and the Company, the Company agreed to provide Sasamat with a two-year €5,000,000 convertible credit facility to finance amounts payable under an Investment, Cost and Revenue Participation Agreement. Under the Agreement, the Company may convert, at any time until maturity, the balance of the credit facility, or any portion thereof, into shares of Sasamat’s common stock. The conversion rate is the greater of (i) the book value (equal to the total shareholders’ equity of Sasamat divided by the total issued and outstanding shares at the end of the fiscal quarter immediately preceding the conversion date) multiplied by 0.80, and (ii) the market price (as defined in the Agreement) per share of Sasamat’s common stock on the conversion date. The maturity date of the credit facility is July 31, 2007. Pursuant to the Agreement, the Company delivered a notice of conversion to Sasamat and has been issued 1,426,767 common shares of Sasamat, representing approximately 18.2% of the outstanding common shares of Sasamat.

8.	The name of any joint actors in connection with the disclosure required by this report:

Not applicable.

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

Not applicable.

10.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

DATED this 20th day of September, 2005.

MFC BANCORP LTD.

“Michael J. Smith”

Michael J. Smith

President and Director

News Release

HONG KONG, (September 20, 2005). . . . MFC Bancorp Ltd. (the “Company”) announced that it has acquired an additional 11% of Sasamat Capital Corporation (“Sasamat”).

Pursuant to the Revolving Loan Agreement entered into between the Company and Sasamat on August 9, 2005, the Company agreed to provide Sasamat with a €5,000,000 convertible credit facility to finance amounts payable under an Investment, Cost and Revenue Participation Agreement. Under the Revolving Loan Agreement, the Company may convert the balance of the credit facility, or any portion thereof, into shares of Sasamat’s common stock. Pursuant to this agreement, the Company delivered a notice of conversion to Sasamat of approximately €3,084,535 at US$2.67 per share. Sasamat has issued 1,426,767 of its common shares to the Company. The Company currently owns directly and indirectly, 3,957,969 common shares of Sasamat, representing approximately 50.5% of the outstanding common shares of Sasamat. The Company acquired the shares for investment purposes and may from time to time acquire additional shares of Sasamat. You can obtain a copy of the early warning report filed in connection with this acquisition going to the Sedar website (www.sedar.com) or by contacting the Company at (604) 683 8286 attention R. Randall.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

/s/ Michael J. Smith

Michael J. Smith, President

Date: September 21, 2005